NorthWestern Corporation
125 South Dakota Avenue
Sioux Falls, SD 57104
(605) 978-2908

HAND DELIVERED AND TRANSMITTED VIA EDGAR

July 28, 2005

United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, Northwest Washington, DC 20549
Attn.:	Matthew Benson, Esq., Staff Attorney David Mittelman, Esq., Legal Branch Chief
Re:	NorthWestern Corporation Amendment No. 3 to Registration Statement on Form S-3 Filed July 27, 2005 Commission File No. 333-123450
Form 10-K/A for the fiscal year ended December 31, 2004 Commission File No. 1-10499
Form 10-Q/A for the fiscal quarter ended March 31, 2005 Filed July 15, 2005 Commission File No. 1-10499

Dear Messrs. Benson and Mittelman:

        We have today, on behalf of NorthWestern Corporation (the "Company"), filed Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-3 (Commission File. No. 333-123450) (the "Amendment"), which is marked to show changes from the Pre-Effective Amendment No. 2 to the Company's Registration Statement on Form S-3 filed by the Company on July 15, 2005. With the hand-delivered copy of this letter, we are providing each of you with five clean and five marked copies of the Amendment.

        The following information is provided on behalf of the Company in response to the comments contained in the letter to the Company, dated July 25, 2005 (a copy of which is attached to the hand-delivered copy of this letter), from H. Christopher Owings, Assistant Director of the United States Securities and Exchange Commission. We have reproduced below the staff's comments to the Company contained in Mr. Owings' letter, together with the Company's responses (in indented, boldface type). Page numbers used in the Company's responses refer to pages in the Amendment.

Form S-3

Selling Stockholders, page 16

1.
Please refer to comment 2 in our letter dated June 14, 2005. We note you have added disclosure in the first paragraph indicating additional shares are being registered for issuance to future selling shareholders. As requested previously, please include a separate entry in the table for the additional shares and include a footnote clarifying why you are unable to name the shareholders.

    The Company has complied with this comment. The Company has included the requested separate entry in the Selling Stockholder table, together with the requested footnote.

2.
We note the amount of shares offered for sale in the table, including the amount of shares to be distributed under the disputed claims reserve, is 17,946,029. We also note that you appear to be registering 18,438,574 shares. Please reconcile this apparent discrepancy and revise your disclosure as appropriate.

    The Company has complied with this comment.

3.
We note you intend to supplement the prospectus to add the additional selling shareholders. Please be aware that you may only substitute new names by means of a Rule 424 prospectus if the change is not material, the number of securities or dollar amount registered does not change, and the new owners' securities can be traced to those covered by the original registration statement. Otherwise, you may only add previously unidentified shareholders by post-effective amendment. Please advise how you will add selling shareholders and revise your disclosure as appropriate.

    The Company has complied with this comment and, to the extent unidentified selling stockholders need to be added, the Company intends to file a post-effective amendment.

        If you have any questions, please contact the undersigned.

Very truly yours,
/s/ THOMAS J. KNAPP Thomas J. Knapp, General Counsel